SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                         Stanley Furniture Company, Inc.
                         -------------------------------
                                (Name of Issuer)

                     Common Stock , Par Value $.02 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    854305208
                                    ---------
                                 (CUSIP Number)

                               David W. Robertson
                                McGuireWoods LLP
                                One James Center
                            Richmond, Virginia 23219
                                 (804) 775-1031
                                 --------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)
                                   May 6, 2002
                                   -----------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 854305208
                                  Schedule 13D

1)       Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
         ----------------------------------------------------------------------
         (Entities Only)
         ---------------

         Albert L. Prillaman

2)       Check the Appropriate Row if a Member of a Group (See Instructions)
         ------------------------------------------------
         (a)
         (b)

3)       SEC Use Only

4)       Source of Funds (See Instructions)
         ---------------

         OO

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Item
         ----------------------------------------------------------------------
         2(d) or 2(e)
         ------------

6)       Citizenship or Place of Organization                      United States
         ------------------------------------

         Number of                7)       Sole Voting Power             511,600
                                           -----------------
         Shares Bene-
         ficially                 8)       Shared Voting Power                 0
                                           -------------------
         Owned by
         Each                     9)       Sole Dispositive Power        511,600
                                           ----------------------
         Reporting
         Person With              10)      Shared Dispositive Power            0
                                           ------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person

         511,600

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         -----------------------------------------------------------------
         (See Instructions)

13)      Percent of Class Represented by Amount in Row (11)
         --------------------------------------------------

         7.5%

14)      Type of Reporting Person (See Instructions)
         ------------------------

         IN

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
                                  SCHEDULE 13D

Items 5, is amended as set forth below:

5.       Interest in Securities of Stanley.
         ---------------------------------

         The undersigned is beneficial owner of 511,600 (or 7.5% of the outstanding) shares of Common Stock. Such number includes 120,000 shares which could be acquired upon exercise of options granted under the Stanley 2000 Incentive Compensation Plan (the "Plan"). The undersigned has the sole power to vote or to direct the vote of the shares beneficially owned by him and the sole power to dispose or to direct the disposition of the shares beneficially owned by him; however, the undersigned may not sell or vote shares which may be acquired on exercise of options until such options are exercised and the related Common Stock is issued.

         The undersigned and Stanley have entered into an agreement with respect to the early repayment of the loan (the "Loan") described in Item 3. Under this agreement, Stanley released 100,000 of the 330,420 shares of Common Stock pledged as security for the Loan, of which the undersigned has sold the following shares on the open market:

                          Type of Event or   Shares Acquired or
          Date of Event     Transaction          Disposed of     Price Per Share
          -------------     -----------          -----------     ---------------
           05/01/2002     Open Market Sale           5,000         $ 36.2100
           05/02/2002     Open Market Sale          20,000         $ 34.7192
           05/03/2002     Open Market Sale          12,000         $ 34.7050
           05/06/2002     Open Market Sale          11,000         $ 34.5295
           05/07/2002     Open Market Sale          22,700         $ 34.3400

         On May 6, 2002, the undersigned repaid the Loan by surrender of 85,914 shares of Common Stock. The Common Stock surrendered to repay the Loan valued at $34.37 which was the lesser of (i) the closing price of the Common Stock on the trading day before their surrender, or (ii) the average of the closing prices of the Common Stock on the 20 trading days immediately before their surrender. The remaining 144,506 shares pledged in connection with the Loan were released upon payment of the Loan.

         The undersigned has had no transactions in the class of securities beneficially owned by him in since April 25, 2002, the date of the undersigned's most recent filing on Schedule 13D, except as described above.


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
                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

May 8, 2002                    /s/ Albert L. Prillaman
                               --------------------------
                               Albert L. Prillaman






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